                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)(1)

                       ChromaVision Medical Systems, Inc.
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   17111P 10 4
                                   -----------
                                 (CUSIP Number)

                            N. Jeffrey Klauder, Esq.
                800 The Safeguard Building, 435 Devon Park Drive
                              Wayne, PA 19087-1945
                                 (610) 293-0600
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 28, 2002
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (continued on following pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 17111P 10 4                    13D                        Page 2 of 12

1     NAME OF REPORTING PERSON
            Safeguard Scientifics, Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            23-1609753

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   /    /
                                                                  (b)   /   /
3     SEC USE ONLY

4     SOURCE OF FUNDS
            WC

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e) /    /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Pennsylvania

NUMBER OF               7     SOLE VOTING POWER
SHARES                              -0-
BENEFICIALLY
OWNED BY                8     SHARED VOTING POWER
EACH                                18,529,556
PERSON WITH
                        9     SOLE DISPOSITIVE POWER
                                       -0-

                        10    SHARED DISPOSITIVE POWER

                                   18,529,556

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            18,529,556

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      / x /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            56.3%

14    TYPE OF REPORTING PERSON
            CO

* Excludes an aggregate of 46,915 shares of common stock held by certain executive officers and directors of Safeguard Scientifics, Inc. and 501(c)(3) foundations, trusts and limited partnerships that are either controlled by them or over which they exercise shared voting or dispositive power. Safeguard Scientifics, Inc. disclaims beneficial ownership of such shares.

CUSIP No. 17111P 10 4                    13D                        Page 3 of 12

1     NAME OF REPORTING PERSON
            Safeguard Delaware, Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            52-2081181

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   /    /
                                                                  (b)   /   /
3     SEC USE ONLY

4     SOURCE OF FUNDS
            AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)   /    /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF               7     SOLE VOTING POWER
SHARES                              -0-
BENEFICIALLY
OWNED BY                8     SHARED VOTING POWER
EACH                                15,090,835
REPORTING
PERSON                  9     SOLE DISPOSITIVE POWER
                                       -0-

                        10    SHARED DISPOSITIVE POWER
                                   15,090,835

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            15,090,835

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      /     /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            45.9%

14    TYPE OF REPORTING PERSON
            CO

CUSIP No. 17111P 10 4                    13D                        Page 4 of 12

1     NAME OF REPORTING PERSON
            Safeguard Scientifics (Delaware), Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            51-0291171

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   /    /
                                                                  (b)   /   /
3     SEC USE ONLY

4     SOURCE OF FUNDS
            AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)   /     /

6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF               7     SOLE VOTING POWER
SHARES                              -0-
BENEFICIALLY
OWNED BY                8     SHARED VOTING POWER
EACH                                3,438,721
REPORTING
PERSON                  9     SOLE DISPOSITIVE POWER
                                       -0-

                        10    SHARED DISPOSITIVE POWER
                                    3,438,721

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            3,438,721

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      /     /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            10.5%

14    TYPE OF REPORTING PERSON
            CO

The following information supplements and amends the information contained in the Schedule 13D and amendments thereto previously filed by Safeguard Scientifics, Inc. ("Safeguard") relating to the ownership by its subsidiaries of the common stock, $0.01 par value per share, of ChromaVision Medical Systems, Inc., a Delaware corporation (the "Company"), listed on the cover pages of this amendment.

ITEM 2. IDENTITY AND BACKGROUND

No change except as follows:

(a) - (c) This Schedule 13D is being filed by Safeguard, Safeguard Delaware, Inc. ("SDI") and Safeguard Scientifics (Delaware), Inc. ("SSD") (collectively, the "Reporting Persons" and, individually, a "Reporting Person"). Safeguard is a leader in building and operating technology companies in three principal areas: business and IT services, software, and emerging technologies. SSD and SDI are wholly owned subsidiaries of Safeguard. Set forth in Schedule I annexed hereto are the name, identity and background of each Reporting Person and set forth in Schedules II, III and IV is the information required by Item 2 of Schedule 13D about the identity and background of each Reporting Person's directors, executive officers and controlling persons, if any.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Add the following to Item 3:

On August 28, 2002, the Company held a special meeting of stockholders, at which time the stockholders approved (i) the issuance to SDI of 362,663 shares of Company common stock at a purchase price of $1.585 per share, or an aggregate of $574,821; (ii) the granting to SDI of a warrant to purchase 975,000 additional shares of Company common stock; (iii) a right of first refusal pursuant to which SDI would be able to acquire additional equity securities of the Company, including stock purchase rights to protect SDI against dilution caused by the exercise of options, warrants and other common stock subscription or purchase rights outstanding on June 13, 2002, or granted after that date; and (iv) the issuance of shares of common stock upon conversion of outstanding shares of Series D 5% Cumulative Convertible Preferred Stock ("Series D Stock"), as the payment of dividends thereon, and upon exercise of related warrants.

Pursuant to the Securities Purchase Agreement dated June 13, 2002 among Safeguard, SDI and the Company, on August 28, 2002:

1. SDI purchased 362,663 shares of Company common stock at a purchase price of $1.585 per share, or an aggregate of $574,821;

2. The Company issued to SDI a Warrant to purchase up to 975,000 shares of Company common stock to protect Safeguard against dilution from the exercise of certain outstanding options and warrants held by others that are exercisable to purchase additional shares of Company common stock. Under the terms of the Warrant, SDI is entitled to purchase one share of Company common stock for every share of Company common stock as to which any such other option or warrant is exercised. The exercise price payable by SDI will be equal to the exercise price of any such other option or warrant. The Warrant must be exercised by SDI within nine months of receipt of notice from the Company that any such option or warrant has been exercised, which notices will be given quarterly. Following the expiration of the applicable exercise period, the number of shares subject to the SDI Warrant will be reduced by the number of shares SDI was entitled to purchase during the exercise period, whether or not the shares are so purchased.

3. SDI converted 11,230 shares of Series D Stock, plus accrued, unpaid dividends in the amount of $90,513.80, into 7,142,280 shares of Company common stock.

4. The Company granted SDI a right of first refusal to purchase its pro-rata share of all equity securities the Company proposes to sell and issue in the future (other than compensatory grants of stock options to directors, officers, employees and consultants) in accordance with the terms described in Amendment No. 2 to Schedule 13D filed by Safeguard on June 24, 2002.

The funds used in these transactions came from the general working capital of Safeguard.

The Proxies and Voting Agreements described in Amendment No. 2 to Schedule 13D filed by Safeguard on June 24, 2002 expired upon stockholder approval of the matters voted upon at the special meeting of stockholders held on August 28, 2002.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Replace the disclosure previously contained in Item 5 with the following:

The table below sets forth the aggregate number of shares and percentage of the Company's outstanding shares beneficially owned by each Reporting Person as of August 28, 2002. The information contained in rows 6 through 11 on each of the cover pages hereto is hereby incorporated by reference into this Item 5.

Unless otherwise indicated in Schedule V annexed hereto, no Reporting Person or director or executive officer of a Reporting Person listed on Schedules II through IV annexed hereto has consummated any transaction in the Company's shares during the past sixty days other than as set forth herein.

                                                  Beneficial Ownership
                                                  --------------------
                                              Number of          Percentage
                                               Shares            of Total(1)
                                               ------            -----------
Safeguard Scientifics, Inc. (2)              18,529,556             56.3%
Safeguard Delaware, Inc. (3)                 15,090,835             45.9%
Safeguard Scientifics (Delaware), Inc.        3,438,721             10.5%

(1)   Calculations based upon 32,828,142 shares outstanding.

(2) Includes the 15,028,920 directly held shares and warrants to purchase 61,915 shares beneficially owned by Safeguard Delaware, Inc. (SDI) and the 3,438,721 shares beneficially owned by Safeguard Scientifics (Delaware), Inc. (SSD). Safeguard is the sole stockholder of each of SDI and SSD. Safeguard and each of SDI and SSD have reported that Safeguard, together with each of SDI and SSD, respectively, have shared voting and dispositive power with respect to the shares beneficially owned by each of SDI and SSD, respectively. Excludes an aggregate of 46,915 shares of common stock held by certain executive officers and directors of Reporting Persons and 501(c)(3) foundations, trusts and limited partnerships that are either controlled by them or over which they exercise shared voting or dispositive power, of which Safeguard disclaims beneficial ownership.

(3)   Includes warrants to purchase 61,915 shares.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this schedule is true, complete and correct.

Date: August 30, 2002                     Safeguard Scientifics, Inc.

                                          By:   /s/ N. Jeffrey Klauder
                                               -------------------------------
                                               N. Jeffrey Klauder
                                               Managing Director


Date: August 30, 2002                     Safeguard Delaware, Inc.

                                          By:   /s/ N. Jeffrey Klauder
                                               -------------------------------
                                               N. Jeffrey Klauder
                                               Vice President


Date: August 30, 2002                     Safeguard Scientifics (Delaware), Inc.

                                          By:   /s/ N. Jeffrey Klauder
                                               -------------------------------
                                               N. Jeffrey Klauder
                                               Vice President

                                   SCHEDULE I

      1.    Safeguard Scientifics, Inc.

            Safeguard Scientifics, Inc., a Pennsylvania corporation ("Safeguard"), owns all of the outstanding capital stock of Safeguard Delaware, Inc., a Delaware corporation ("SDI"), and Safeguard Scientifics (Delaware), Inc., a Delaware corporation ("SSD"). Safeguard has an address at 800 The Safeguard Building, 435 Devon Park Drive, Wayne, PA 19087-1945. Safeguard is a leader in building and operating technology companies in three principal areas: business and IT services, software and emerging technologies. See Schedule II with respect to the executive officers and directors of Safeguard as of the date of this amendment to Schedule 13D.

      2.    Safeguard Delaware, Inc.

            SDI is a wholly owned subsidiary of Safeguard. SDI is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. SDI is the general partner of Safeguard 98 Capital L.P. ("Safeguard 98"), a Delaware limited partnership. Schedule III provides information about the executive officers and directors of SDI as of the date of this amendment to Schedule 13D.

      3.    Safeguard Scientifics (Delaware), Inc.

            SSD is a wholly owned subsidiary of Safeguard. SSD is a holding company and has an office at 103 Springer Building, 3411 Silverside Road, P.O. Box 7048, Wilmington, DE 19803. Schedule IV provides information about the executive officers and directors of SSD as of the date of this amendment to Schedule 13D.

                                   SCHEDULE II
         EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS, INC.

         Name           Present Principal Employment        Business Address
         ----           ----------------------------        ----------------
EXECUTIVE OFFICERS*

Anthony L. Craig       President, Chief Executive     Safeguard Scientifics,Inc.
                       Officer and Director           800 The Safeguard Building
                                                      435 Devon Park Drive
                                                      Wayne, PA 19087
Michael F. Cola        Managing Director, Corporate   Safeguard Scientifics,Inc.
                       Operations                     800 The Safeguard Building
                                                      435 Devon Park Drive
                                                      Wayne, PA 19087
Robert D. Crowley      Managing Director, Software    Safeguard Scientifics,Inc.
                                                      800 The Safeguard Building
                                                      435 Devon Park Drive
                                                      Wayne, PA 19087
Christopher J. Davis   Managing Director and Chief    Safeguard Scientifics,Inc.
                       Financial Officer              800 The Safeguard Building
                                                      435 Devon Park Drive
                                                      Wayne, PA 19087
Anthony A. Ibarguen    Managing Director, Business &  Safeguard Scientifics,Inc.
                       IT Services                    800 The Safeguard Building
                                                      435 Devon Park Drive
                                                      Wayne, PA 19087
N. Jeffrey Klauder     Managing Director and General  Safeguard Scientifics,Inc.
                       Counsel                        800 The Safeguard Building
                                                      435 Devon Park Drive
                                                      Wayne, PA 19087
DIRECTORS*

Robert E. Keith, Jr.   Managing Director of TL        TL Ventures
                       Ventures and President and     700 Building
                       CEO, Technology Leaders        435 Devon Park Drive
                       Management, Inc.               Wayne, PA 19087

Anthony L. Craig       Same as above                  Same as above
Vincent G. Bell, Jr.   President and Chief Executive  Verus Corporation
                       Officer, Verus Corporation     5 Radnor Corporate Center
                                                      Suite 520
                                                      Radnor, PA 19087
Walter W. Buckley, III Chairman and CEO, Internet     Internet Capital Group
                       Capital Group, Inc.            435 Devon Park Drive
                                                      Building 600
                                                      Wayne, PA 19087
Robert A. Fox          President, R.A.F. Industries   R.A.F. Industries
                                                      One Pitcairn Pl, Suite 2100
                                                      165 Township Line Road
                                                      Jenkintown, PA 19046-3593
Jack L. Messman        Chairman, President, CEO,      Novell, Inc.
                       Novell, Inc.                   1800 South Novell Place
                                                      Provo, UT 84606
Russell E. Palmer      Chairman and CEO, The Palmer   The Palmer Group
                       Group                          3600 Market Street, Suite
                                                      530
                                                      Philadelphia, PA 19104
John W. Poduska Sr.    Consultant                     295 Meadowbrook Rd.
                                                      Weston, MA 02493-2450

*  All Executive Officers and Directors are U.S. Citizens.

                                  SCHEDULE III
          EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD DELAWARE, INC.

         Name           Present Principal Employment        Business Address
         ----           ----------------------------        ----------------
EXECUTIVE OFFICERS*
Anthony L. Craig       President, Safeguard           Safeguard Scientifics, Inc.
                       Delaware, Inc.; President and  800 The Safeguard Building
                       CEO, Safeguard Scientifics,    435 Devon Park Drive
                       Inc.                           Wayne, PA 19087

Christopher J. Davis   Vice President & Treasurer,    Safeguard Scientifics,Inc.
                       Safeguard Delaware, Inc.;      800 The Safeguard Building
                       Managing Director and CFO,     435 Devon Park Drive
                       Safeguard Scientifics, Inc.    Wayne, PA 19087

N. Jeffrey Klauder     Vice President & Assistant     Safeguard Scientifics,Inc.
                       Secretary, Safeguard           800 The Safeguard Building
                       Delaware, Inc.; Managing       435 Devon Park Drive
                       Director and General Counsel,  Wayne, PA 19087
                       Safeguard Scientifics, Inc.
DIRECTORS*
Deirdre Blackburn      Manager, Legal Systems &       Safeguard Scientifics, Inc.
                       Corporate Secretary,           800 The Safeguard Building
                       Safeguard Scientifics, Inc.    435 Devon Park Drive
                                                      Wayne, PA 19087
Joseph R. DeSanto      Director, Safeguard            Safeguard Scientifics, Inc.
                       Scientifics, Inc.              800 The Safeguard Building
                                                      435 Devon Park Drive
                                                      Wayne, PA 19087
Tonya L. Zweier        Director, Safeguard            Safeguard Scientifics, Inc.
                       Scientifics, Inc.              800 The Safeguard Building
                                                      435 Devon Park Drive
                                                      Wayne, PA 19087

*  All Executive Officers and Directors are U.S. Citizens.

                                   SCHEDULE IV
   EXECUTIVE OFFICERS AND DIRECTORS OF SAFEGUARD SCIENTIFICS (DELAWARE), INC.

         Name           Present Principal Employment        Business Address
         ----           ----------------------------        ----------------
EXECUTIVE OFFICERS*
Anthony L. Craig       President, Safeguard           Safeguard Scientifics, Inc.
                       Scientifics (Delaware), Inc.;  800 The Safeguard Building
                       President and CEO, Safeguard   435 Devon Park Drive
                       Scientifics, Inc.              Wayne, PA 19087

Christopher J. Davis   Vice President & Treasurer,    Safeguard Scientifics,Inc.
                       Safeguard Scientifics          800 The Safeguard Building
                       (Delaware), Inc.; Managing     435 Devon Park Drive
                       Director and CFO, Safeguard    Wayne, PA 19087
                       Scientifics, Inc.

N. Jeffrey Klauder     Vice President & Assistant     Safeguard Scientifics,Inc.
                       Secretary, Safeguard           800 The Safeguard Building
                       Scientifics (Delaware), Inc.;  435 Devon Park Drive
                       Managing Director and General  Wayne, PA 19087
                       Counsel, Safeguard
                       Scientifics, Inc.
DIRECTORS*
Deirdre Blackburn      Manager, Legal Systems &       Safeguard Scientifics, Inc.
                       Corporate Secretary,           800 The Safeguard Building
                       Safeguard Scientifics, Inc.    435 Devon Park Drive
                                                      Wayne, PA 19087

Joseph R. DeSanto      Director, Safeguard            Safeguard Scientifics, Inc.
                       Scientifics, Inc.              800 The Safeguard Building
                                                      435 Devon Park Drive
                                                      Wayne, PA 19087

Tonya L. Zweier        Director, Safeguard            Safeguard Scientifics, Inc.
                       Scientifics, Inc.              800 The Safeguard Building
                                                      435 Devon Park Drive
                                                      Wayne, PA 19087

*  All Executive Officers and Directors are U.S. Citizens.

                                   SCHEDULE V

All of the following transactions were effected by the executive officers and directors of the Reporting Persons listed below, in brokers' transactions in the Nasdaq National Market.

Name                 Date     Type of Transaction     Shares     Price Per Share
----                 ----     -------------------     ------     ---------------
Anthony L. Craig    8/26/02       Purchase             1,000         $1.40